UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Change in Shareholding of Jeju Bank

On March 31, 2026, Shinhan Financial Group Co., Ltd. disclosed that, due to the addition of related parties (Note1), its shareholding in Jeju Bank increased from 24,196,024 shares, representing 64.01%(Note2) to 24,207,024 shares, representing 64.04%.

Note1) Registered Executives of Subsidiaries

Note2) On April 18, 2025, Shinhan Financial Group’s ownership ratio in Jeju Bank decreased from 75.31% to 64.01% following Jeju Bank’s paid-in capital increase through third-party allotment. This change was solely attributable to the increase in the total number of issued shares, and therefore no separate report on changes in large shareholding was filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 31, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer